FORM 6-K

                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                         Report of a Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


For the month(s) of: o

                         NEWCOURT CREDIT GROUP INC.

                            207 Queens Quay West
                                 Suite 700
                          Toronto, Ontario Canada
                                  M5J 1A7


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F     / /_____              Form 40-F        /X/

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

               Yes    / / _______                  No                /X/

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

               82-_________________________


                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   August 6, 1999

NEWCOURT CREDIT GROUP INC.


/s/  Scott J. Moore
--------------------------
By: Scott J. Moore
    Executive Vice President,
    Local and General Counsel


NEWCOURT

                                                               NEWS RELEASE

FOR IMMEDIATE RELEASE

Trading Symbol:   NCT                    Media Contact:    RICK PERKINS
                                                           (416) 507-5437

Exchange Listing: TORONTO                Investor Contact: GEOFF ICHII
                  MONTREAL                                 (416) 507-6151
                  NEW YORK

                                 NEWCOURT REPORTS SECOND QUARTER EARNINGS


TORONTO, AUGUST 4, 1999 - Newcourt Credit Group today reported net income of US$97.7 million for the six months ended June 30, 1999, compared to US$72.3 million reported for the same period last year. Earnings for the second quarter amounted to US$61.7 million, a 37% increase compared to US$44.9 million in net income reported in the second quarter of 1998.

Earnings per share on a fully diluted basis were US$0.66 for the first six months of 1999, compared to US$0.52 during the same period last year. Earnings per share on a fully diluted basis for the quarter were US$0.42.

During the quarter the Company also realized a one time pre-tax gain of US$34.3 million (US$15.5 million after tax) from the sale of its automobile fleet leasing businesses in Canada and the UK. This sale reduced goodwill by US$16.9 million.

 "For the past four months, management's attention has been focused on moving forward with our planned alliance with The CIT Group. These quarterly results, while adversely affected by this important but time-consuming initiative, are indicative of the resilience and strength that we have built into Newcourt's commercial and corporate loan origination franchise," noted Steven K. Hudson, Newcourt's CEO.

Newcourt originated new asset-based financings of US$4.5 billion during the second quarter of 1999, an increase of 18% from US$3.8 billion reported during the same period last year. Of the US$4.5 billion in new financings, US$3.6 billion were generated from Newcourt Financial's activities in the commercial finance market. The remaining volume of US$0.9 billion was originated by Newcourt Capital in the corporate finance market.

As a result of continued growth in the Company's loan originations and increasing use of on-balance sheet funding, tangible leverage increased to 6.2:1 as at June 30, 1999 compared to 5.2:1 as at June 30, 1998.

Total asset finance income for the six months ending June 30, 1999 rose 22% to US$532.9 million from US$436.8 million during the same period last year. Operating costs for the period, excluding depreciation and amortization, amounted to US$333.7 million compared to US$278.7 million for the same period last year. Expressed as a percentage of average owned and managed assets, operating expenses on an annualized basis, excluding depreciation and amortization, were 2.7% as at June 30, 1999, compared to 2.7% at June 30, 1998.

Asset quality is reflected in the Company's arrears and net losses expressed as percentages of owned assets of 1.5% and 0.74% respectively.

The Board of Directors following the close of business on August 3, 1999, approved a quarterly dividend of Cdn$0.06 per share for payment on August 31, 1999 to shareholders of record as of August 18, 1999.

Newcourt Credit Group is one of the world's leading sources of asset-based financing serving the corporate, commercial and institutional markets with owned and managed assets of US$24.6 billion and a global capability in 26 countries.



This report may contain forward looking statements about the operations, objectives and strategies of Newcourt. These statements are subject to risks and uncertainties. Actual results may differ materially due to a variety of factors including competition, technological change, issues relating to Year 2000 readiness, the global capital markets and general economic conditions in the U.S., Canada, or internationally. These and other factors should be considered carefully and readers should not place undue reliance on Newcourt's forward looking statements.

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                         NEWCOURT CREDIT GROUP INC.
                 SUMMARY OF QUARTERLY FINANCIAL STATISTICS
                     FOR THE PERIOD ENDED JUNE 30, 1999
----------------------------------------------------------------------------
      (IN THOUSANDS OF UNITED STATES DOLLARS, UNLESS OTHERWISE STATED)

I.   BASIC EARNINGS PER SHARE

         Average shares outstanding during the period

         Number of common shares as at January 1, 1999                                               148,312,634

Shares issued during the year:      June 30, 1999


Shares issued                                                                           175,695
Days outstanding                                                                            46
Weighted average                                                                                          44,251
                                                                                                          ------

Weighted average of common shares as at June 30, 1999                                                148,356,885


Net income for the year to date                                                                          $97,731

Basic earnings per share                                                                                   $0.66

II.  COMPARATIVE EARNINGS PER SHARE SUMMARY

                                          THREE MONTHS ENDED                    SIX MONTHS ENDED
                                                JUNE 30                              JUNE 30
                                                -------                              -------
                                        1999              1998                1999             1998
                                        ----              ----                ----             ----
Basic                                   $0.42             $0.32               $0.66            $0.52
Fully diluted                            0.42              0.32                0.66             0.52
Cash basis                               0.50              0.43                0.82             0.74
Dividends per share(C$)                  0.06               0.04               0.12             0.08

III. BALANCE SHEET HIGHLIGHTS ($ MILLIONS)
                                                 AS AT                                AS AT
                                             JUNE 30, 1999                       MARCH 31, 1999
                                             -------------                       --------------
Owned and managed assets                       24,571.8                               25,144
Tangible equity                                   1,850                                1,773
Tangible leverage                                 6.2:1                                6.6:1


IV.  INCOME STATEMENT HIGHLIGHTS ($000)

                                          THREE MONTHS ENDED                    SIX MONTHS ENDED
                                                JUNE 30                              JUNE 30
                                                -------                              -------
                                        1999              1998                1999             1998
                                        ----              ----                ----             ----
Net income                             61,674            44,945              97,731           72,256

New originations                        4,476             3,809               9,376            6,732

ORIGINATIONS
U.S.                                    68.4%                                 70.4%
Canada                                  18.2%                                 17.2%
U.K. / Europe                            9.3%                                  8.7%
Asia Pacific                             1.2%                                  1.3%
South Pacific                            1.7%                                  1.4%
Latin America                            1.2%                                  1.0%
                                         ----                                 ----
                                       100.0%                                  100%

V.   MARGIN ANALYSIS SUMMARY ($000)

(I) SECURITIZATION                                                     THREE MONTHS ENDED
                                                             JUNE 30                     MARCH 31
                                                               1999                        1999
                                                               ----                        ----
Securitization gains                                            51,799                      32,437
Assets securitized                                           1,702,938                   1,040,174
Securitization margin                                            3.04%                       3.12%

(II) SYNDICATION                                                     THREE MONTHS ENDED
                                                             JUNE 30                     MARCH 31
                                                               1999                        1999
                                                               -------                     ----
Syndication  fees                                               23,025(1)                   16,820
Assets syndicated                                              872,277                   1,038,952
Syndication margin                                               2.64%                       1.62%
Note (1) excluding income from sale of equity interests

(III) NET FINANCE INCOME

Finance assets held for investment                           9,418,618                   8,900,429
Operating leases held for investment and sale                2,161,323                   2,265,632
Finance assets held for sale                                 1,563,935                   2,061,763
                                                             ---------                   ---------
Total owned assets                                          13,143,876                  13,227,824

Average total owned assets                                  13,185,850                  12,777,906

Net finance and rental income                                  112,252                      94,676
Net finance income margin                                        3.41%                       2.96%

Interest expense                                               207,598                     199,944
OPEX / Owned and managed assets                                   2.7%                        2.6%


NEWCOURT CREDIT GROUP INC.

                        CONSOLIDATED BALANCE SHEETS
                                (Unaudited)

                  [in thousands of United States dollars]


                                                                    JUNE 30,        DECEMBER 31,
                                                                      1999              1998
                                                                        $                 $

ASSETS
Cash                                                                  310,774             998,807
Finance assets held for investment                                  9,418,618           8,611,705
Equipment under operating lease                                     2,161,323           2,173,514
Finance assets held for sale                                        1,563,935           1,542,769
Investment in affiliated companies                                    253,425             194,860
Accounts receivable, prepaids and other                               378,515             310,948
Property and equipment, net                                           120,832              93,874
Goodwill                                                            1,252,337           1,280,036
---------------------------------------------------------------------------------------------------------
Future income tax asset                                               171,696             146,444
TOTAL ASSETS                                                       15,631,455          15,352,957
----------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Accounts payable and accrued liabilities                              682,361             727,468
Debt                                                               11,846,438          11,607,184
---------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                  12,528,799          12,334,652
----------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Share capital                                                       2,791,553           2,792,861
Retained earnings                                                     311,103             225,444
----------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                          3,102,656           3,018,305
---------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                         15,631,455          15,352,957
----------------------------------------------------------------------------------------------------------


NEWCOURT CREDIT GROUP INC.

                         CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
                                               (Unaudited)

                  [in thousands of United States dollars, except for per share amounts]



                                                                          SIX MONTHS ENDED
                                                                    JUNE 30,             JUNE 30,
----------------------------------------------------------------------------------------------------------
                                                                      1999                 1998
                                                                        $                    $
ASSET FINANCE INCOME
   Net finance and rental income                                     206,928              241,551
   Securitization gains                                               84,236              111,659
   Syndication fees                                                   69,932               16,090
   Management fees and other income                                  171,818               67,526
----------------------------------------------------------------------------------------------------------
TOTAL ASSET FINANCE INCOME                                           532,914              436,826
---------------------------------------------------------------------------------------------------------
Salaries and wages                                                   182,202              141,869
Operating and administrative                                         151,534              136,833
Depreciation and goodwill amortization                                36,293               37,752
---------------------------------------------------------------------------------------------------------
OPERATING INCOME BEFORE INCOME TAXES                                 162,885              120,372
Provision for income taxes                                            65,154               48,116
----------------------------------------------------------------------------------------------------------
NET INCOME FOR THE PERIOD                                             97,731               72,256
Retained earnings, beginning of period                               225,444               81,240
Dividends paid on common shares                                      (12,072)              (7,194)
---------------------------------------------------------------------------------------------------------
Other                                                                      -                 (135)
RETAINED EARNINGS, END OF PERIOD                                     311,103              146,167
----------------------------------------------------------------------------------------------------------

EARNINGS PER COMMON SHARE:
Basic                                                                  $0.66                $0.52
Fully diluted                                                          $0.66                $0.52
---------------------------------------------------------------------------------------------------------


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